Morgan Stanley & Co. Incorporated

1585 Broadway
New York, New York 10036

August 19, 2008

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Morgan Stanley Frontier Emerging Markets Fund, Inc. (the “Fund”)

                                                Form N-2 Registration Statement No. 333-150859

Investment Company Act File No. 811-22202

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, on behalf of the several underwriters, wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on July 15, 2008 and the Preliminary Prospectus dated July 15, 2008, began on July 23, 2008 and is expected to conclude at approximately 3:30 p.m., August 22, 2008, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 80,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, the undersigned, on behalf of the underwriters of the offering of the Fund’s common stock, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective by 10:00 a.m. on August 22, 2008, or as soon as possible thereafter.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

On behalf of the several Underwriters

By: MORGAN STANLEY & CO. INCORPORATED

/s/ John Tyree
Name:	John Tyree
Title:	Managing Director